April 21, 2026

Charles Lauber
Chief Financial Officer
A.O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

       Re: A.O. Smith Corporation
           Form 10-K for the year ended December 31, 2025
           File No. 001-00475
Dear Charles Lauber:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2025
Income Taxes, page 50

1. Your MD&A attributes the 2025 effective tax rate change to reduced U.S. cross-border taxes, yet your rate reconciliation lacks a corresponding category. Additionally, you cite
       a    one-time tax adjustment    from a tax law change as a cash flow
benefit, but this is not
       separately identified in your reconciliation as required by ASC 740-10-50-12A(a). Please tell us and disclose in future filings the details of the specific tax law change. Also, clarify how these items are currently reflected in your reconciliation and why they do not warrant separate presentation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
with any questions.
 April 21, 2026
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing